UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 5, 2025

STRIVE, INC.
(Exact name of Company as specified in its charter)

Nevada	001-41612	88-1293236
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Crescent Ct, Suite 1400, Dallas, TX	75201
(Address of principal executive offices)	(Zip Code)

(855) 427-7360
(Company’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.001 par value per share	ASST	The Nasdaq Stock Market LLC

Indicate by check mark whether the Company is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 5, 2025, in connection with Benjamin Werkman’s appointment as Chief Investment Officer of Strive, Inc. (the “Company”), Mr. Werkman, a Class II director, resigned from the Board of Directors (the “Board”) of the Company, including from his service on the Audit Committee of the Board (the “Audit Committee”), the Compensation Committee of the Board (the “Compensation Committee”) and the Nominating and Corporate Governance Committee of the Board (the “Nominating and Corporate Governance Committee”), effective October 5, 2025.

Mr. Werkman’s resignation was not the result of any disagreement with the Company or the Board on any matter relating to the operations, policies or practices of the Company, but instead because Mr. Werkman will be joining the Company in a full-time capacity as Chief Investment Officer and will become a board observer for the Company.

In connection with Mr. Werkman’s resignation, the Board appointed James Lavish as a member of the Audit Committee, Mahesh Ramakrishnan as a member of the Compensation Committee, and Jonathan Macey as a member of the Nominating and Corporate Governance Committee, effective as of Mr. Werkman’s resignation, to fill the vacancies resulting therefrom. In addition, the Board reduced the number of directors constituting the Board to ten directors, effective as of Mr. Werkman’s resignation.

A copy of the Company’s press release announcing Mr. Werkman’s transition into his new role as Chief Investment Officer is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release of Strive, Inc. dated October 6, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 6, 2025	STRIVE, INC.

/s/ Matthew Cole
Name: Matthew Cole
Title: Chief Executive Officer

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